UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     Of the Securities Exchange Act of 1934

                        Purchase Point Media Corporation
                        --------------------------------
                 (Name of Small Business Issuer in its Charter)

Minnesota                                                  41-1853993
-------------------------------                            --------------------
State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                          Identification No.)

141 Fifth Avenue,
New York, New York                                         10010
----------------------------------------                   -----------
(Address of principal executive offices)                   (Zip Code)

Issuer's Telephone number:  212-539-6104

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, No Par Value
                          ---------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

                  Purchase Point Media Corporation ("PPMC" or the "Company"), with offices located at 141 Fifth Avenue, New York, New York 10010, was organized under the laws of the State of Minnesota on June 29, 1996. PPMC owns a patented grocery cart advertising display device called "THE LAST WORD"(R) that attaches to supermarket shopping carts. At this time, patents have been granted in the United States, Canada, France, Germany and the United Kingdom. "THE LAST WORD"(R) is a registered trademark owned by PPMC.

                  "THE LAST WORD"(R) is a clear plastic, weatherproof, highly durable, state of the art, point-of-purchase ("POP") display panel that encloses a glossy color photo insert. The panel is 1/4 inch thick, 7 inches high and 16 inches wide. "THE LAST WORD"(R) insert contains 10 three by three inch advertisement frames. "THE LAST WORD"(R) attaches to the back of the child's seat section in grocery carts, so that it is directly in front of the shopper's eyes. Management believes that "THE LAST WORD"(R) has powerful advantages over competing POP advertising media.

                  The development of "THE LAST WORD"(R) began in 1991 when the inventor, Albert Folsom, applied for patent protection. Subsequent to that, Amtel Communications Inc. ("Amtel") invested over $1,000,000 in the development of "THE LAST WORD"(R), which included applying for and receiving the registered trademark for "THE LAST WORD"(R). In June 1994, a Nevada corporation also called Purchase Point Media Corporation, acquired the patents and the exclusive marketing rights and trademark. In April 1997, a public Minnesota corporation acquired the assets of Purchase Point Media Corporation, leaving PPMC (Minnesota) as the surviving company.

                  During the last five years, work has been ongoing in the development of "THE LAST WORD"(R). The development work consisted primarily of studying the feasibility of "THE LAST WORD"(R), seeking patent protection in additional countries and setting the stage to launch a global point of purchase advertisement company.

MARKETING, SALES AND OPERATIONS

                  PPMC will rent the child seat locations on grocery carts from supermarkets for a rental rate equal to 10% of the gross advertising revenues that the Company receives. PPMC will sell the advertising for each of the ten positions on "THE LAST WORD"(R) to manufacturers of leading national brand products sold in supermarkets. Each position is priced at $2.25 per month per thousand customer checkouts at the grocery store. Advertising agencies will receive a 15% commission for all advertisements placed on behalf of their clients. This advertising will be replaced in quarterly cycles to coincide with the seasons.

MARKETING

                  PPMC has contracted with Culver Associates Ltd. ("Culver") for its marketing program. Culver is a New York agency, which specializes in helping companies achieve rapid growth. In addition to an advertising trade campaign, Culver will create sales and marketing materials for presentation to grocery chains, advertisers and their ad agencies. Based upon

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                                                                               2

Culver's past success in the development of new and innovative media sources, advertisers are expected to include some of the most recognizable brand names in the world.

ADVERTISEMENT SALES

                  PPMC has contracted with Last Word Management, Inc. ("LWM") to conduct its sales effort. For over two decades, LWM personnel has been selling various types of media to packaged food manufacturers and their ad agencies. Based on LWM's relationships, the Company believes that within a relatively short period of time, there will be a backlog of advertisers waiting for available space on "THE LAST WORD"(R).

GROCERY STORE OPERATIONS

                  PPMC's store operations (signing up chain stores, installing "THE LAST WORD"(R), maintenance and changing the ad inserts) has been contracted with ITG Retail Services Group, LLC ("ITG"). PPMC has entered into a ten year agreement with ITG, which has strong business relationships with grocery store chains in the United States. They service over 27,000 stores with the sourcing and stocking of "store-branded" products.

THE POINT OF PURCHASE (POP) MARKET

                  Point of purchase advertising is the fastest growing segment of the advertising industry. While the United States advertising industry is experiencing only minimal growth, Point of purchase advertising has been expanding at approximately 14% annually since 1985, resulting in record sales of $15.7 billion in 1992 and over $17 billion in 1997.

                  The basis of the growth of POP advertising is its capacity to influence the buying decisions of shoppers after they enter a store. The Point Of Purchase Advertising Institute, Inc. (POPAI), based in Englewood, New Jersey, has determined that average shoppers make the decisions for choosing two thirds of their supermarket purchases after they enter a store. Other marketing professionals concur with these findings.

                  POPAI's research has shown that 70 manufacturer displays and 160 signs are found in an average supermarket. In addition, advertisements are found on product shelves and on shopping carts. According to research reported in Marketing Magazine which covers marketing and sales promotion advertising, gross sales are 12% higher in stores with advertisements on product shelves than in stores without shelf advertisements. In addition, advertising panels on the front of shopping carts increase the average sales of those products by 11.5%. Other surveys show that a product advertised on a grocery cart will cause a decrease in sales of the competing product equal to 50% of the increase of the advertised product.

                  In-store POP advertising is effective because there are thousands of competing products. The average supermarket carries over 15,000 items and larger stores over 30,000. Each month a thousand new products fight for shelf space and the customer's attention.

                  The majority of shoppers are impulse buyers. Every year fewer wives stay at home and read newspaper ads to plan their grocery shopping. The increase of two-household

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                                                                               3

earners means considerably less time for planning. Consequently, more and more people do their grocery shopping without a list and are more susceptible to in-store advertising.

                  In 1986, grocery store sales topped $300 billion. By the year 2000, supermarket customers will spend about half a trillion dollars. These figures are based on a conservative 6% annual growth rate during the 1990's.

                  Packaged food companies are now entering over one thousand new products into the marketplace each month. In 1970, the average supermarket featured 7,800 items. By 1990, that number had reached approximately 15,000 and some carry more than 30,000 items.

                  In 1965, the average trip to the grocery store lasted 28 minutes and the average weekly spending in supermarkets was $28.49. By 1990, shoppers made slightly more than two trips to the supermarket each week, spending more than $72.00 per trip. The major shopping trip now lasts nearly 50 minutes as the hurried shoppers are attempting to wrap up all of their required shopping in one trip.

                  The majority of shoppers are working outside of the home and have little time to plan their shopping trip, making them much more vulnerable to influence and factors that promote their purchasing decisions while shopping.

COMPETITION

                  A number of companies compete in the point of purchase grocery cart advertising industry. The two most significant competitors are Actmedia Inc. ("Actmedia") and ADDvantage Media Group, Inc. ("ADDvantage").

                  Actmedia Inc. of Darien, Connecticut, is a large company which competes in several categories of point of purchase supermarket advertising in North America, including using grocery carts as the location for its advertising message. Actmedia pioneered grocery cart advertising and has proven that a single POP advertisement on a grocery cart can be effective and profitable. In 1993, Actmedia was acquired by Heritage Media Corp., which, in turn, was acquired in 1997 by News Corp.

                  Actmedia attaches an 8 inch by 9 inch by 9 inch single advertisement panel to the front inside and front outside of shopping carts. According to Actmedia promotional literature, its clients have commissioned the research company A.C. Nielsen to conduct over 600 independent surveys on Actmedia's ad program. Nielsen's findings concluded that Actmedia's grocery cart advertising increases average sales of the advertised products by 12.6%.

                  ADDvantage is a relatively new company headquartered in Tulsa, Oklahoma. ADDvantage features a calculator bolted to the handle bar of a shopping cart and having a single advertisement display directly adjacent which measures two by 2 and 7/8 inches.

                  In addition to Actmedia and ADDvantage, there are a number of other competitors in the industry. VideOcart is a shopping cart equipped with a black and white battery operated video screen which imparts information as well as advertisements. Other competitors include shelf and aisle displays as well as a number of newer hi-tech POP displays.

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                                                                               4

Various electronic in-store displays and coupon systems exist including: Aisle Vision to straddle the aisle; Market Vision, an electronic message board crawl screen; POPNET, a computerized in-store system displaying animated sequences and price promotions; Actmedia's Instant Coupon Machine, an on-shelf electronic dispensing device; and Shelf Vision, another electronic display system.

                  In Store Advertising has a backlit display unit with an LED read out placed above the aisle in grocery stores. Other displays include motion activated units designed to heighten product visibility. Camtalker's sensory equipment triggers a taped message whenever a customer comes within range. Soundtron also triggers a message to potential customers as does Voice Vendor.

                  The Company believes that since "THE LAST WORD"(R) will be in continuous communication with each and every shopper in the store, it will be more effective than the products of its competitors.

PATENT

                  The patent invention is a waterproof advertising display device. Broadly stated, the patent covers the combination of a telescopingly nestable shopping cart of the standard type, having a top-hinged rear gate and a rear receptacle, and an advertising holding mounted facing a user on the front wall of the rear receptacle, including a rear display plate over the advertising and a watertight seal such that liquids may not enter the advertising area.

                  Also protected is the above combination wherein the cover plate is attached with a quick release hinge. It also includes an optional calculator assembly supporting the calculator at an upward angle for viewing by the user.

PRODUCTION AND MANUFACTURING

                  The early stage manufacturing of "THE LAST WORD"(R) has been undertaken by Lesair, Inc. in San Diego, California. The manufacturer of the final production runs has not been determined. Competitive bids are being tendered at this time.

EMPLOYEES

                  As of December 31, 1998, PPMC had four full-time employees, all of whom are members of management.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                  PPMC has sub-contracted out many of the "front-end" operations to major companies that are specialists in their fields. Culver is providing the marketing effort, LWM will deal with the sales of advertising and ITG will handle the grocery chains (stores) for the contracting, installing and maintenance of "THE LAST WORD"(R). The primary function for management will be to monitor, evaluate, supervise and direct these companies in providing these services to PPMC. PPMC is planning to warehouse "THE LAST WORD"(R) adholders at a location near the manufacturer of "THE LAST WORD"(R). The printed ad inserts will also be shipped

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                                                                               5

to this centralized warehouse. The adholders will be assembled at this location with the ad inserts installed. The assembled "THE LAST WORD"(R) adholders will then be rewrapped and packaged for shipment to centralized locations throughout the United States as directed by ITG. An office will be located at this centralized warehouse with systems to track progress of the operations from manufacturing to installation and maintenance of "THE LAST WORD"(R) throughout the life of the contract with the stores and the advertisers.

ITEM 3.  DESCRIPTION OF PROPERTY

                  At present, the Company does not own or lease any real property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1998 by (a) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (b) each director of the Company who beneficially owns Common Stock, (c) each of the persons named in the Summary Compensation Table who beneficially owns Common Stock and (d) all officers and directors of the Company as a group. Each named beneficial owner has sole voting and investment power with respect to the shares owned.

                                     Common Stock                Percent of
Name and Address                     Beneficially Owned          Common Stock
----------------                     ------------------          ------------
John W. Hemmer                            100,000                   *
Jay Walker                                 50,000                   *
Ethel W. Arnold                           200,000                   1.8%
Albert P. Folsom                        3,337,500(1,2)             29.3%
All officers and directors as
    a group (4 persons)                 3,687,500(2,3)             32.4%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                  The following sets forth certain information with respect to the directors and executive officers of PPMC:

Name                             Age                 Position
----                             ---                 --------
Albert P. Folsom                 59                  President and Director

John W. Hemmer                   71                  Director

Jay Walker                       76                  Director


------------------------------
*less than 1%

1 Consists of shares held by Folsom Family Holdings. Mr. Folsom has a 10% interest in such entity.

2 Does not include 3,337,500 shares owned by Amtel. Mr. Folsom is an officer of Amtel.

3 Includes 3,337,500 shares owned by Folsom Family Holdings. See Footnote 1.

Name                             Age                 Position
----                             ---                 --------
Ethel V. Arnold                  52                  Controller


                  The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. There is no family relationship among any of PPMC's directors and executive officers.

                  The following is a brief summary of the business experience of each of the directors and executive officers of PPMC:

ALBERT P. FOLSOM, PRESIDENT & DIRECTOR

                  Mr. Folsom is the inventor of the "THE LAST WORD"(R). He has previous experience in other startup companies and the reorganization and management of numerous private and public companies. Previously, he amalgamated several companies that became Aricana Resources, a public company. He directed Aricana's activities in research, development and marketing of medicinal products. During this time, he also started a publishing company for medicinal books and founded The American Health Research Association, a not-for-profit California corporation.

JOHN W. HEMMER, DIRECTOR

                  Mr. Hemmer began his professional career at Chase Manhattan Bank as an Investment Officer before joining Lazard Freres & Company as a Senior Analyst, and then moved to Dempsey, Tegler & Company as Vice President of Corporate Finance. He joined Bankers Trust as Vice President in charge of venture capital and was a member of the research and investment management committee. In 1987, he started his own broker/dealer firm, John W. Hemmer Inc., subsequently the name was changed to Westfalia Investments Inc. He maintained his registered representative status until March 1995. Over the years Mr. Hemmer has served as a Director and Senior Officer of a number of companies, including Giant Portland Cement, Data Dimensions, Inc., Westrans, Inc., Camsco, Inc. and Island Gem Enterprises Ltd. Since October 1989, he has been a Director and Consultant for Sea Pride Industries, Inc. and since February 1996 as a Director and Chief Financial Officer of Paradigm Medical Industries, Inc. and a Director of International Heritage, Inc. since March 1997. Mr. Hemmer received a Bachelor of Arts degree in Economics from Queen's College in 1951 and a Master of Science degree in Banking and Finance from Columbia University Graduate School of Business in 1952.

JAY WALKER, DIRECTOR

                  Mr. Walker has owned and operated many businesses, such as ADT and an ad agency. He was appointed a Director of the National Youth Development Foundation and is President of US Medical Research in Washington, DC.

ETHEL V. ARNOLD CPA, COMPTROLLER

                  Mrs. Arnold has an extensive background in accounting for both private and public companies. After graduating from San Diego State University with honors and a B.S. degree in accounting, she joined the County of San Diego where she reviewed the budgets of governmental agencies and apportioned funds to same. In 1974, Mrs. Arnold joined Arthur Young and Company where she specialized in tax and small business accounting. In 1979, Mrs. Arnold joined AeroJet General as Assistant Tax Manager and then went to Travelodge International as Vice-President and Controller. Duties at Travelodge included tax compliance, general ledger and cash management. Since 1988, Mrs. Arnold has operated her own accounting firm.

                  The following is a brief summary of the business experience of the key personnel of Last Word Management Inc., which provides management services to PPMC (see "Item 1. Description of Business--Marketing").

JOHN HALL, DIRECTOR AND PRESIDENT

                  Mr. Hall is originally from Indiana, where he attended Purdue University as a Psychology Major. Immediately thereafter he spent four years of active duty in the U.S. Army as a front-line Medical Technician. His professional life has always revolved around the advertising industry in one facet or another. He started with Columbia Broadcasting (CBS) Retail Division in 1976, having the position of Vice-President, Director of Marketing. In 1983, he took on the position of Vice-President/Director of Transit for New York Subways (until taken over by Gannett Outdoor). Those responsibilities included community relations and promoting advertiser interest in their various products, from the East Coast to the West Coast. At Gannett, his responsibilities increased from senior account executive/major accounts, to national accounts manager and then director of transit. While there he developed and maintained national and local advertiser interests for the ultimate purchase of all Gannett products. On a personal level, he sits on various fund raising committees such as the Orange County Chapter of the March of Dimes, L.A. County Museum of Art, Huntington Memorial Hospital, National Child Abuse Prevention and others.

ROGER JUNG, VICE-PRESIDENT OPERATIONS

                  Mr. Jung is President of MBA Management Corp., a firm providing management, financial and property consulting to a variety of clients. He obtained his Masters of Business Administration from Simon Fraser University in British Columbia. His experience over the years includes being President of a wholly owned subsidiary of Bow Valley Industries in

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                                                                               8

Alberta, President of a laser manufacturing company and Engineering Manager for Canadian Westinghouse Co. Ltd.

JOHN H. MATTICE, VICE-PRESIDENT.

                  Mr. Mattice is the Owner and President of Comcor Industries, a company specializing in backlit aisle marker display systems with electronic read outs for point of purchase advertising in supermarkets and drug stores. Previously, he managed the electronic billboard system for Bank of America.

DAL BRICKENDEN, MARKETING CONSULTANT

                  Mr. Brickenden has devoted twenty-five years to a successful career in marketing, advertising, new product development and management. He was New Product manager at Canada Starch Best Foods in Montreal, Quebec, an international division of International Multifoods of Minneapolis, Minnesota. He headed up the Colgate Palmolive account in Canada as Account Supervisor with the ad agency now known as FCB/Ronalds Reynolds Ltd., Toronto. Mr. Brickenden moved to Vancouver, British Columbia in the 1970's as Director of Marketing for a coating company and then joined with two partners to build one of Vancouver's top ad agencies.

ITEM 6.  EXECUTIVE COMPENSATION

                  The following table sets forth information for the years ended December 31, 1998, 1997 and 1996 concerning the compensation paid or awarded to the Chief Executive Officer of PPMC. None of PPMC's executive officers earned more than $100,000 during the years ended December 31, 1998, 1997 and 1996.

                           Summary Compensation Table

                                                                       Long-Term
                                               Annual Compensation    Compensation
                                               -------------------    ---------------        All Other
Name and Principal Position        Year        Salary       Bonus    Other      Awards     Compensation
---------------------------        ----        ------       -----    ------     ------     ------------
Albert P. Folsom                   1998        $72,000        0        0            0            0
President and Chief Executive      1997        $72,000        0        0            0            0
Officer                            1996        $72,000        0        0            0            0
Officer

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  The Company has no stated policy towards entering into transactions with related parties. However, the Company's intention is that any transactions with related parties in the future will be on terms no less favorable to the Company than those obtainable from unrelated parties.

                  During the past two years, the Company has not entered into, and does not propose to enter into, any transaction with a value in excess of $60,000 with a director, executive officer, beneficial owner of 5% or more of the Company's Common Stock, or members of any of such persons' immediate family.

ITEM 8.  LEGAL PROCEEDINGS

                  PPMC is not a party to (nor is its property the subject of) any pending legal proceeding.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

                  The Company's Common Stock trades on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD") under the symbol "PPMC." The bid prices per share of the Common Stock for the period from June 9, 1998 (the first day the Common Stock was publicly traded) through June 30, 1998 ranged from a low of $4.50 per share to a high of $5.25 per share. During the quarter ended September 30, 1998, the bid prices per share ranged from a low of $1.50 per share to a high of $5.75 per share. During the quarter ended December 31, 1998, the bid prices per share ranged from a low of $1.00 per share to a high of $5.00 per share. These quotations represent prices between dealers, do not include retail mark ups, mark downs or commissions and do not necessarily represent actual transactions.

                  The Company has never paid a cash dividend on its Common Stock and does not anticipate paying dividends in the foreseeable future. It is the present policy of the Company's Board of Directors to retain earnings, if any, to finance the expansion of the Company's business. The payment of dividends in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board of Directors.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

                  In July 1996, the Company (then known as Leghorn, Inc.) issued an aggregate of 4,700,000 shares of Common Stock to 12 individuals for an aggregate consideration of $10,000.

                  On July 16, 1997, the Company merged with Purchase Point Media Corporation, a Nevada corporation ("PPMC (Nevada)"). In connection with such merger, the Company issued 6,675,000 shares of Common Stock to the two stockholders of PPMC (Nevada), both of whom were accredited investors as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

                  The Company relied upon the exemption from registration contained in Rule 504 of Regulation D under the Securities Act in issuing all of the foregoing shares.

                  On August 12, 1998, the Company entered into an agreement with Dorian Capital Corp. ("Dorian") pursuant to which Dorian subscribed for 500,000 units, each consisting of one share of Common Stock and one five-year warrant to purchase Common Stock at an exercise price of $7.00 per share, for a subscription price of $7.00 per unit. Dorian had a 90-day period to pay the subscription price , which period has been extended for an additional 90 days. To date, Dorian has paid $150,000 of the subscription price.

                  The Company is relying upon the exemption contained in Rule 506 of Regulation D under the Securities Act in issuing the foregoing securities to Dorian.

ITEM 11.  DESCRIPTION OF SECURITIES

                  The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, no par value. At August 15, 1998, there were 11,375,000 shares of Common Stock outstanding.

                  The following description of certain matters relating to the Company's Common Stock is a summary and reference should be made to the Company's Articles of Incorporation and By-laws, copies of which have been filed as exhibits to this Form 10-SB.

                  Each holder of record of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by such holder, and is not entitled to cumulative voting for the election of directors and does not have preemptive rights. The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. All shares of Common Stock have equal rights and are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available therefor. Upon liquidation of the Company, and after payment or provision for payment of all of the Company's debts and obligations, the holders of the Common Stock will share ratably in the net assets, if any, available for distribution to holders of Common Stock upon liquidation.

                  The transfer agent for the Common Stock is Signature Stock Transfer, Inc., Dallas, Texas.

                  The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny stockholders the receipt of a premium for their Common Stock. Section 302A.671 basically provides that shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the stockholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an "interested shareholder," unless the "business combination" is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a

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                                                                              11

member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

ITEM 13.  FINANCIAL STATEMENTS

                        PURCHASE POINT MEDIA CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                  JUNE 30, 1998

                        PURCHASE POINT MEDIA CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE
                                                                        ----
Independent Auditors' Report                                             1

Financial Statements:

  Balance Sheets                                                         2

  Statement of Operations                                                3

  Statement of Stockholders' Equity
  (Deficiency)                                                           4 - 5

  Statement of Cash Flows                                                6 - 7

  Notes to Financial Statements                                          8 - 14

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Purchase Point Media Corporation

We have audited the accompanying balance sheet of Purchase Point Media Corporation (a development stage company) (the "Company") as of June 30, 1998 and 1997, and the related statements of operations, stockholders' deficiency and cash flows for each of the three years ended June 30, 1998 and for the period June 28, 1996 (Date of Formation) through June 30, 1998 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Purchase Point Media Corporation at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years ended June 30, 1996 and for the period June 28, 1996 (Date of Formation) through June 30, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The company is a development stage enterprise engaged in development of selling of advertising space to national advertisers on grocery cart advertising displays. As more fully explained in Note 1 of the financial statements, the Company needs to obtain additional financing to fulfill its developmental activities and achieve a level of sales adequate to support its cost structure. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.


WIENER, PENTA & GOODMAN, P.C.
Certified Public Accountants

November 30, 1998 except for Note 1
which is as of January 25, 1999

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                     ASSETS
                                     ------

                                                           June 30,     December 31, 1998
                                                     1998         1997     (Unaudited)
                                                     ----         ----
Current Assets:
    Cash                                           $     0       $   140      $ 1,327
Prepaid expenses                                    11,305         --            --
                                                   -------       -------      -------
    Total Current Assets                            11,305           140        1,327
Other Assets                                        28,439        31,543       26,887
    Patents and trademarks
    Other                                             --          10,000         --
                                                   -------       -------      -------
         Total Other Assets                         28,439        41,543       26,887
                                                   -------       -------      -------
         TOTAL ASSETS                              $39,744       $41,683      $28,214
                                                   -------       -------      -------

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    ----------------------------------------

Current Liabilities:
    Accounts payable and accrued expenses          $  81,687    $  68,616    $ 102,226
    Deposit                                             --           --        182,000
    Due to officer/shareholder                        79,624       78,414       68,266
    Due to related parties                           440,592      314,093      483,681
                                                   ---------    ---------    ---------
         Total Liabilities                           601,903      461,123      836,173
                                                   ---------    ---------    ---------

Stockholders' Deficiency:
    Preferred stock; no par value - authorized
     50,000,000 shares outstanding 2,000 shares,
     at redemption value                                 170          170          170
    Common stock, no par value - authorized,
     100,000,000 shares, issued and outstanding
     11,375,000 shares                                18,500       18,500       18,500
    Deficit accumulated during development stage    (580,829)    (438,110)    (826,629)
                                                   ---------    ---------    ---------
         Total Stockholders' Deficiency             (562,159)    (419,440)    (807,959)
                                                   ---------    ---------    ---------
   TOTAL LIABILITIES AND   STOCKHOLDERS'
DEFICIENCY                                         $  39,744    $  41,683    $  28,214
                                                   ---------    ---------    ---------

                                See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS


                                                                                                                Period June
                                                                                                                 28, 1996
                                                                                           For the Six            (Date of
                                                                                           Months ended          Formation)
                                                 For the Years Ended June 30,              December 31,           through
                                                 ----------------------------              ------------          December 31,
                                              1998          1997           1996           1998          1997        1998
                                              ----          ----           ----           ----          ----     ----------
                                                                                                                 (Unaudited)
Costs and Expenses:
General and administrative expenses         $   110,389   $    79,575   $   332,760   $   225,410       451,089   $   748,134
Interest expense                                 29,226        19,775         6,000        18,838        10,977        73,839
Amortization                                      3,104            --            --         1,552            --         4,657
                                            -----------   -----------   -----------   -----------   -----------   -----------

Net loss                                    $   142,719   $    99,350   $   338,760   $   245,800   $    62,066   $   826,629
                                            ===========   ===========   ===========   ===========   ===========   ===========
Loss per common share - basic               $       .01   $       .01   $       .03   $       .02   $        --     $      --
                                            ===========   ===========   ===========   ===========   ===========   ===========
Loss per common share -diluted              $       .01   $       .01   $       .03   $       .02   $        --     $      --
                                            ===========   ===========   ===========   ===========   ===========   ===========
Weighted average number of  common shares
   equivalents outstanding - basic           11,375,000    11,375,000    11,375,000    11,375,000    11,375,000            --
                                            ===========   ===========   ===========   ===========   ===========   ===========
Weighted average number of common shares
   and equivalents outstanding - diluted     11,375,000    11,375,000    11,375,000    11,375,000    11,375,000            --
                                            ===========   ===========   ===========   ===========   ===========   ===========

                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
       PERIOD JUNE 28, 1996 (DATE OF FORMATION) THROUGH DECEMBER 31, 1998

                                                                                                   Deficit
                                                                                                 Accumulated
                                                                                                 During the
                                            Preferred Shares          Common Stock               Development
                                            ----------------          ------------                  Stage
                                          Shares      Amount       Shares       Amount            (Deficit)           Total
                                        ----------  ----------   ----------   ----------        -------------      -----------
Balance, June 28, 1996
(Date of Formation)                          --     $     --           --       $     --           $     --               $     --

Issuance of common stock at
June 28, 1996 (at $.009 per share)           --           --    1,175,000         10,000                 --                 10,000

Retroactive effect of pooling of
interest acquisition (valued at
$.005 per share)                             --           --    1,668,750          8,500                 --                  8,500

Four-for-one stock split                     --           --    8,531,250             --                 --                     --

Issuance of stock at June 30, 1996
for consulting services (valued at
$.09 per share)                           1,000           85           --             --                 --                     85

Issuance of stock at June 30, 1996
for transfer agent services
(valued at $.09 per share)                1,000           85           --             --                 --                     85

Net loss, from June 28, 1996 (Date of
Formation) through June 30, 1996             --           --           --             --           (338,760)               338,760
                                     ----------   ----------   ----------     ----------         ----------             ----------
Balance, June 30, 1996                    2,000          170   11,375,000         18,500           (338,760)               320,090

                        See notes to financial statements

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
 PERIOD JUNE 28, 1996 (DATE OF FORMATION) THROUGH DECEMBER 31, 1998 (CONTINUED)

                                                                                                   Deficit
                                                                                                 Accumulated
                                            Preferred Shares          Common Stock               During the
                                            ----------------          ------------               Development
                                          Shares      Amount       Shares       Amount              Stage              Total
                                        ----------  ----------   ----------   ----------        -------------      -----------
Net loss year ended June 30, 1997              --         --            --           --             (99,350)           (99,350)
                                          -------   --------    ----------      -------            --------           --------

Balance, June 30, 1997                      2,000        170    11,375,000       18,500            (438,100)          (419,440)
                                          -------   --------    ----------      -------            --------           --------

Net loss year ended June 30, 1997              --         --                         --            (142,719)          (142,719)
                                          -------   --------    ----------      -------            --------           --------

Balance, June 30, 1997t                     2,000        170    11,375,000       18,500            (580,829)          (562,159)
                                          -------   --------    ----------      -------            --------           --------

Net loss, six months ended June 30, 1998       --         --            --                         (245,800)          (245,800)
                                          -------   --------    ----------      -------            --------           --------



Balance, December 31, 1998 (unaudited)      2,000   $    170    11,375,000      $18,500           $(826,629)          $807,959
                                          =======   ========    ==========      =======           =========           ========


                        See notes to financial statements

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOW

                                                                                   For the Six
                                                                                   Months ended
                                                 For the Years Ended June 30,      December 31,
                                                 ----------------------------      ------------
                                                                                                                   Period June 28,
                                                                                                                    1996 (Date of
                                                                                                                      Formation)
                                                                                                                       through
                                                                                                                      December 31,
                                                      1998          1997         1996       1998          1997           1998
                                                      ----          ----         ----       ----          ----         --------
                                                                                                                      (Unaudited)
Costs flows from operating activities:
   Net (loss)                                      $(142,719)     $(99,350)   $(338,760)  $(245,800)     $(62,066)    $(826,629)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
   Amortization                                        3,104            --           --       1,552            --         4,656
Changes in operating assets and liabilities:
   (Increase) decrease in other assets                10,000       (14,900)      (8,143)         --            --       (13,043)
   (Increase) decrease in prepaid expenses           (11,305)           --           --      11,305            --            --
   Increase in accounts payable and accrued
   expenses                                           13,071         5,000       63,616      20,539        10,977       102,226
                                                      ------         -----       ------      ------        ------       -------
   Net Cash (Used in) Operating Activities          (127,849)     (109,250)    (283,287)   (212,404)      (51,089)     (732,790)
                                                    ---------     ---------    ---------   ---------      --------     ---------
Cash flows from financing activities:

   Proceeds from related party                       126,499       117,170      178,423     168,348        51,089       590,440
   Proceeds from officer/stockholder                   1,210            --       86,334       4,038            --        91,582
   Payments to officer/stockholder                        --        (7,920)          --     (15,396)           --       (23,316)
   Payments to related parties                            --            --           --    (125,259)                   (125,259)
   Deposit received for issuance of shares                                                  182,000            --       182,000


                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF CASH FLOW (CONTINUED)

                                                                                   For the Six
                                                                                   Months ended
                                                 For the Years Ended June 30,      December 31,
                                                 ----------------------------      ------------
                                                                                                                   Period June 28,
                                                                                                                    1996 (Date of
                                                                                                                      Formation)
                                                                                                                       through
                                                                                                                      December 31,
                                                      1998          1997         1996       1998          1997           1998
                                                      ----          ----         ----       ----          ----         --------
                                                                                                                      (Unaudited)
   Proceeds from sale of common stock                    --             --      18,500          --             --      18,500
   Proceeds from sale of preferred stock           $     --       $     --         170    $     --       $     --         170
                                                   ========       ========    --------    ========       ========     -------
          Net Cash Provided by Financing
          Activities                                127,709        109,250     283,427     213,731         51,089     734,117
                                                   --------       --------    --------    --------      ---------     -------
Net increase (decrease) in cash                        (140)            --         140       1,327             --       1,327
Cash - beginning of period                              140            140    $     --    $     --      $      --     $    --
                                                   --------       --------    ========    ========      =========     =======
Cash - end of period                               $     --       $    140    $    140    $  1,327      $      --     $ 1,327
                                                   ========       ========    ========    ========      =========     =======

Supplementary Information:
   Cash paid during the year for:

         Interest                                  $    259       $     --    $     --    $    551      $      --          --
                                                   ========       ========    ========    ========      =========    ========
         Income taxes                              $     --       $     --    $     --    $     --      $      --          --
                                                   ========       ========    ========    ========      =========    ========
Non-cash investing activities:
         Acquisition of business

Fair value of assets acquired                      $     --       $      -    $     --    $     --       $      --   $     --
                                                   ========       ========    ========    ========       =========   ========
Forgiveness of liability                           $ 25,000       $      -    $     --    $ 25,000       $      --   $     --
                                                   ========       ========    ========    ========       =========   ========


                       See notes to financial statements.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION - Purchase Point Media Corporation (the "Company") formerly Leghorn, Inc., was incorporated on June 28, 1996 in the State of Minnesota. The Company's primary planned activities are the selling of advertising space to national advertisers on grocery cart advertising displays. At December 31, 1998, operations had not yet commenced and no revenue has been derived; accordingly, the Company is considered a development stage enterprise. There is no assurance that the selling of advertising space to national advertisers will be developed or that the Company will achieve a profitable level of operation.

         In July 1997, the Company merged with Purchase Point Media Corporation, with the issuance of 6,675,000 of 144 restricted common stock shares. The Company owns a patented grocery cart advertising display device and plans to sell the advertising space to national advertisers.

         The development activities of the Company are being financed through advances by a major shareholder. The Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing, and the commencement of its planned principal operations. Management is actively seeking additional capital to ensure the continuation of its development activities. However, there is no assurance that additional capital will be obtained. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

         ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the valuation of stock issued to acquire companies. Actual results could differ in these estimates.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (CONTINUED)

         PATENTS AND TRADEMARKS - Patent and trademark costs are stated at cost less accumulated amortization and amortized using the straight-line method over their 17 and 10-year lives, respectively, when obtained or expensed if not obtained. The carrying value of intangible assets will be periodically reviewed by the Company to ensure that impairments are recognized when the future operating cash flows expected to be derived from such intangible assets are less than carrying value.

         DEVELOPMENT COSTS - Development costs are expensed as incurred.

         EARNINGS PER COMMON SHARE - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
         (SFAS) No. 128 "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted earnings per share, instead of the primary and fully diluted EPS that was required. The new standard requires additional informational disclosures, and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

         Basic loss per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common and common stock equivalent shares outstanding during the year. The Company does not have any common stock equivalents at June 30, 1998, but they would be excluded from the loss per share calculation because their effect would be anti-dilutive.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - For financial instruments including cash, accrued expenses and short-term debt, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

         UNAUDITED INTERIM FINANCIAL STATEMENTS - The financial statements as of December 31, 1998 and for the six months ended December 31, 1998 and 1997 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

         these periods. The results for the interim period ended December 31, 1998 are not necessarily indicative of the results that may be expected for the entire year.

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (CONTINUED)

         RECLASSIFICATION - Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

2.       MERGER

         On and effective July 16, 1997 the Company merged with Purchase Point Media Corporation with the issuance of 6,675,000 of 144 restricted common shares in exchange for all of the common.

         The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period financial statements presented have been restated to include the results of operations, financial position and cash flows of Purchase Point Media Corporation as though it had always been a part of the Company.

3.       OTHER ASSETS

                                                  June 30,       December 31,
                                                  --------       ------------
                                    1998             1997           1998
                                    ----             ----           ----
Patent and trademark cost          $31,543         $31,543         $31,543
Less accumulated amortization        3,104              --           4,656
                                   -------         -------         -------
                                   $28,439         $31,543         $26,887
                                   =======         =======         =======

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

4.       INCOME TAXES

         At December 31, 1998 the Company has a net operating loss ("NOL") carryforward of approximately $827,000 for financial reporting purposes and $686,000 for tax reporting purposes. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax benefit is not more than likely. The NOL carryforward for tax purposes expires in the year 2014. The difference between financial reporting and tax purposes results from temporary differences caused by certain expenses for tax purposes as required by the Internal Revenue Code Section 195.

         The Tax Reform Act of 1986 provided for a limitation on the use of NOL carryforwards, following certain ownership changes. As a result of transactions in the Company's common stock during 1997 a change in ownership of greater than fifty (50%) percent as defined, may have occurred. In addition, the Company is contemplating a proposed equity financing of common stock. Under such circumstances, the potential benefits from utilization of tax carryforward may be substantially limited or reduced on an annual basis.

5.       ACQUISITION

         On and effective August 16, 1996, the Company purchased Runestone Manufacturing of Kensington, Inc. for 1,200,000 of 144 restricted common shares. By mutual agreement of both companies, the purchase was rescinded effective as of the same date.

6.       PREFERRED STOCK

         The authorized number of preferred shares is 50,000,000, of which 2,000 shares are issued and outstanding as of December 31, 1998. The preferred stock was issued on June 14, 1996. Preferred stock is convertible into ten common shares. The preferred shares are stated at a liquidated value. The preferred shares do not have a priority to common shares on a liquidation of the Company and, thus, are stated at a liquidated value based on total equivalent common shares outstanding.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

7.       RELATED PARTY TRANSACTIONS

         Short-term debt includes advances from Amtel Communications, Inc. ("Amtel"). Amtel owns 29% of the common stock of the Company. The Company owed Amtel $483,681, $440,592 and $314,093 at December 31,
         1998, June 30, 1998 and 1997, respectively. Interest expense on the short-term debt was $15,454, $24,455, $14,775 and $0 for the three months ended December 31, 1998 and years ended June 30, 1998, 1997 and 1996, respectively, and $54,684 for the period June 28, 1996 (Date of Formation) through December 31, 1998.

         The Company entered into an agreement with Albert Folsom ("Folsom"), the Company's President and Chief Executive Officer, for consulting services to be performed on behalf of the Company. Folsom received consulting fees in the amount of $36,000 and $72,000 for the period and per year for the period ending December 31, 1998 and the years ending June 30, 1998, 1997 and 1996 and $252,000 for the period June 28, 1996
         (Date of Formation) through December 31, 1998, respectively. Interest expense was $2,751, $5,000, $5,000 and $6,000 for the period ended December 31, 1998 and the years ended June 30, 1998, 1997 and 1996, respectively, and $18,751 for the period June 28, 1996 (Date of Formation) through December 31, 1998.

8.       COMMITMENTS AND CONTINGENCIES

         LEGAL RETAINER

         a) On July 1, 1997, (an officer/stockholder of the Company) exchanged 5,000 shares of Purchase Point Media Corporation common stock owned by the officer/stockholder for legal service valued at $25,000. If such shares are sold for less than $25,000, Purchase Point Media Corporation will pay any difference to the law firm, provided that such shares are sold through Westminster Securities Corporation.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

8.       COMMITMENTS AND CONTINGENCIES (continued)

         b) On September 15, 1998, the Company entered into an agreement with International Trade Group, L.L.C. ("ITG") to sell 27,000 stores on the concept of installing advertising on their grocery carts.

         Compensation for services will be on a per cart basis. The Company will pay ITG a sales commission of $1.00 per cart for each contract signed and approved, an installation fee of $2.00 per cart, and an advertising maintenance fee of $0.50 per cart. On an annual basis, the Company will pay ITG a sales maintenance commission of $0.50 per cart.

         The Company will issue ITG 300,000 shares of the Company's common stock at $5.00 per share. In addition, a shareholder of the Company will issue an option to ITG for 300,000 shares at $1.00 per share, exercisable within a three (3) year period. Each of the options will be issued in three equal 100,000 share blocks, with one bock being exercisable in whole or in part after each of the first, second and third years of this agreement, subject to ITG having met its installation targets.

         Commissions will be payable on all installed and serviced carts during the duration of the contract. In the event of a premature termination, ITG wants a one (1) year termination fee which would be the greater of
         (a) fees and commissions due for a year or (b) $1,000,000 as full and final compensation.

         The Company will be fully responsible for the payment of the quarterly rental to the stores for the use of their carts. The amount payable to the stores will be ten (10%) percent of gross advertising revenues.

         c) On August 14, 1998, the Company entered into an agreement with Culver Associates, Ltd.("Culver"). Culver will study the Purchase Point Media business, provide plans and place advertising and related material as needed to execute marketing plans. Compensation to Culver is a monthly fee of $25,000 for the first three (3) months. Culver will also receive the standard fifteen (15%) percent agency commission for purchases of media time and space.

                        PURCHASE POINT MEDIA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  AND PERIOD JUNE 28, 1996 (DATE OF FORMATION)
                              THROUGH JUNE 30, 1998
                       (INFORMATION FOR DECEMBER 31, 1998
                             AND 1997 IS UNAUDITED)

         d) On August 12, 1998 the Company entered into an agreement for the private sale of its common stock with Dorian Capital Corp. ("Dorian"). Dorian has subscribed for 500,000 shares of common stock at $7.00 per share and 500,000 redeemable common stock purchase warrants at $7.00 per share issued by the Company. The expiration date of the warrants shall be the earlier of (1) the date which is the last day of the five-year period commencing on the Initial Warrant Exercise date or (2) such later date as the Company may at its option determine. The subscriber shall have ninety (90) days from the date first above written to provide the Company with the proceeds of the subscription funds. On November 12, 1998 the period was mutually extended for an additional ninety (90) days. At the end of the subscription period, the Company will issue to the subscriber a stock and warrant certificate representing those units that have been fully paid for. As of January 25, 1999, the Company has received $237,000.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

                 (a) The following financial statements are filed with this
                     Form 10-SB:

                     Independent Auditors' Report
                     Balance Sheets, June 30, 1998 and 1997 and December 31, 1998 (Unaudited)
                     Statement of Operations,  years ended June 30, 1998,  1997,
                        1996, the Period June 28, 1996 (Date of Formation) through June 30, 1998 and the six months ended December 31, 1998 (Unaudited) and 1997 (Unaudited)
                     Statement of Stockholders' Equity (Deficiency), years ended
                        June 30,  1998,  1997,  1996,  the Period  June 28, 1996
                        (Date of Formation) through June 30, 1998 and the six months ended December 31, 1998 (Unaudited)
                     Statement of Cash Flows,  years ended June 30, 1998,  1997,
                        1996, the Period June 28, 1996 (Date of Formation) through June 30, 1998 and the six months ended December 31, 1998 (Unaudited) and 1997 (Unaudited)
                     Notes to Financial Statements

                 (b) The following exhibits are filed with this Form 10-SB:

                       3(a)  Certificate of Incorporation
                       3(b)  By-laws
                       10(a) Agreement   dated   September   15,  1998   between
                             International   Trade   Group,   L.L.C.   and   the
                             Registrant
                       10(b) Agreement  dated  August 14,  1998  between  Culver
                             Associates, Ltd. and the Registrant
                       10(c) Agreement  dated  August 12,  1998  between  Dorian
                             Capital Corp. and the Registrant
                       10(d) Agreement  dated April 25, 1997 between  Roger Jung
                             (assigned to Last Word Management, Inc.) and the Registrant
                       27      Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 1, 1999

                                       PURCHASE POINT MEDIA CORPORATION

                                       By    /s/ Albert P. Folsom
                                         -----------------------------------
                                         Albert P. Folsom
                                         President and Chief Executive Officer

                           ARTICLES OF INCORPORATION
                                       OF
                                 LEGHORN, INC.

     The undersigned incorporator, being a natural person, 18 years of age or older, in order to form a corporate entity under Minnesota Statutes, Chapter 302A, hereby adopts the following Articles of Incorporation.

                                   ARTICLE I

     The name of the corporation is Leghorn, Inc.

                                   ARTICLE II

     The registered office of the corporation is located at 320 E. Main St., Anoka, Minnesota 55503, and the registered agent at that address is Carla Wirth.

                                  ARTICLE III

     The name and address of the incorporator is Gary A. Larvinson, 11409 91st Street, Clear Lake, Minnesota.

                                   ARTICLE IV

     The corporation is authorized to issue and aggregate total of 150,000,000 shares.

                                   ARTICLE V

     In addition to the powers granted to the Board of Directors by Minnesota Statutes, Chapter 302A, the Board of Directors of this corporation shall have the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and place of redemption, and conversion right with respect to any stock of the corporation.

                                   ARTICLE VI

     Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting by written action signed by a majority of the Board of Directors then in office, except as to those matters which require shareholder approval, in which case the written action shall be signed by all members of the Board of Directors then in office.

                                  ARTICLE VII

     No holder of stock of this corporation shall be entitled to any cumulative voting rights.

                                  ARTICLE VIII

     No holder of stock of the corporation shall have any preferential, pre-emptive, or other rights of subscription to any shares of any class or series of stock of this corporation allotted or sold or to be allotted or sold and now or hereafter authorized, or to any obligations or securities convertible into any class or series of stock of this corporation, nor any right of subscription to any part thereof.

     IN WITNESS WHEREOF, the Incorporator has executed these Articles of Incorporation, this 13th day of June, 1996.


                                        /s/ Gary A. Larvinson
                                        ----------------------------------
                                        Gary A. Larvinson

STATE OF MINNESOTA )
                   )
COUNTY OF HENNEPIN )

Subscribed and sworn to before me
this 13th day of June, 1996.

/s/ Connie I. Krinke
-------------------------------
Notary Public